March 17, 2008

Economic Calendar

U.S. economic health can be measured by numerous variables often used as indicators to predict the future of the economy. The following is a list of release dates.

March 2008

M	T	W	T	F	S/S
3 ISM Index	4	5 ADP National Employment Report	6	7	8 9
10	11 Trade Balance	12	13 Advance Retail Sales	14 Consumer Prices	15 16
17	18 New Residential Construction	19	20	21	22 23
24	25 Consumer Confidence	26 Advance Durable Goods	27 Gross Domestic Product	28	29 30
31					

Search

Go

E-Mail Updates

Enter your e-mail address to receive information about the Sit Mutual Funds.

Send Reset